Exhibit 3.1

CERTIFICATE OF AMENDMENT
to
CERTIFICATE OF INCORPORATION
of
GUARDION HEALTH SCIENCES, INC.

GUARDION HEALTH SCIENCES, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: The name of the Corporation is Guardion Health Sciences, Inc. The Certificate of Incorporation was filed with the Secretary of State of the State of Delaware (the “Secretary of State”) on June 30, 2015 and has been amended by Certificates of Amendment to the Certificate of Incorporation filed with the Secretary of State on October 30, 2015 and January 30, 2019 (as so amended, the “Certificate of Incorporation”).

SECOND: ARTICLE IV, SECTION I(A) of the Corporation’s Certificate of Incorporation shall be amended and restated in its entirety to read as follows:

A. Number of Authorized Shares. The total number of shares of stock authorized which the Corporation shall have the authority to issue shall be Two Hundred Sixty Million (260,000,000) shares. The Corporation shall be authorized to issue two classes of shares of stock, designated “Common Stock” and “Preferred Stock.” The Corporation shall be authorized to issue Two Hundred Fifty Million (250,000,000) shares of Common Stock, each share to have a par value of  $0.001 per share, and Ten Million (10,000,000) shares of Preferred Stock, each share to have a par value of  $0.001 per share.

THIRD: The stockholders of the Corporation have duly approved the foregoing amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the 6th day of  December, 2019.

GUARDION HEALTH SCIENCES, INC.

By:	/s/ Michael Favish
Name:	Michael Favish
Title:	President and Chief Executive Officer